February 3, 2012

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: GSV Capital Corp. (the "Company")
         Registration Statement on Form N-2
         File Number 333-178932

Dear Mr. Boehm:

The Company has elected to be regulated as a business development company under the Investment Company Act of 1940. Pursuant to Securities Act Release No. 6510 and in reliance upon the representations contained in your letter dated January 6, 2012, we performed a limited review of the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Prospectus Cover Page

The information contained in the last sentence of the sixth paragraph should be presented as a separate bold face paragraph on the prospectus cover page.

Summary

In the first sentence, insert, after the word "summary," the phrase "including, beginning on page 8, the risk factors summary."

For purposes of clarification, in the second sentence, replace the word "It" with the phrase "This summary."

Summary - Current Portfolio

Highlight the risks to the Company, if still true, of apparently having approximately 50% of its equity investments focused on only four companies.

It appears, from the Company's September 30, 2011 Schedule of Investments, that the dollar amounts listed under the "Amount Invested" column of the "Current Portfolio" table do not reflect the amounts that the Company has actually invested in each of the identified portfolio companies. In order to provide a more accurate and balanced presentation, revise the "Current Portfolio" tabular presentation so that it discloses the cost and the fair value of the Company's investment in each portfolio company listed.

Summary - Disciplined and repeatable investment process

Use of the word "successfully" in the context of this section should be deleted because it is potentially confusing.

Summary - Risk Factors

Expand the fifth bullet risk factor to highlight the risk of changing consumer preferences.

Expand the sixth bullet risk factor to state that the Company may not be able to replicate its past investment opportunities.

Add a bullet risk factor highlighting the risk that, because the companies in which the Company invests may have substantial debt loads, the Company would likely not receive any return of its investment in the event that any such portfolio company liquidates or declares bankruptcy. Please add similar disclosure to the end of the "We may not realize gains from our equity investments" risk factor appearing on page 17.

In the eighth bullet risk factor, it appears that the word "ability" should be changed to "inability."

Summary - Fees and Expenses

Delete the parenthetical "(estimated)" from the "Other expenses" line item presentation.

Revise footnote (5) to state unequivocally whether during the next 12 months the Company will leverage using either debt or preferred shares. If the Company does not intend to so leverage, then delete the balance of the disclosure contained in footnote (5). If the Company intends to leverage, then add appropriate fee table line items to reflect the cost of issuing and servicing debt and/or preferred stock.

Price Range of Common Stock and Distributions

Please complete the table to provide all of the values for the "Fiscal 2011 Fourth Quarter" period.

It appears that the "8.8%" amount listed under the "Low Sales Price as a Premium (Discount) to NAV" column should instead be "(8.8%)."

Determination of Net Asset Value

Expand the first sentence to disclose the period of time within which the Company's net asset value is determined for any particular quarter.

Underwriting

Please confirm to the staff whether FINRA has approved the underwriting terms of the Company's offering.

Brokerage Allocation and Other Practices

Clarify whether the Company's investment adviser will rely on Section 28(e) of the Securities Exchange Act of 1934 when it "seeks to obtain the best net results" for the Company.

Index to Financial Statements

Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

Closing

If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act of 1933, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel